eWellness Healthcare Corporation

11825 Major Street

Culver City, California 90230

August 6, 2018

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Hillary Daniels

Staff Attorney

Re:	eWellness Healthcare Corporation
Registration Statement on Form S-1
Request for Acceleration
Filed July 24, 2018
File No. 333-226313

Ladies and Gentlemen:

We are in receipt of the staff’s letter dated August 6, 2018, advising eWellness Healthcare Corporation (the “Company”) that the Division of Corporation Finance has not reviewed and will not review the Company’s registration statement filed on July 24, 2018 (the “Registration Statement”).

The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

On behalf of the Company and pursuant to the provisions of Rules 460 and 461 regarding requests for acceleration, the Company requests that the Registration Statement be declared effective at or about 4:15 p.m. on August 8. 2018, 48 hours after the filing of this request for acceleration.

Best regards,

/s/: Doug MacLellan
Doug MacLellan, Chairman